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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 26, 2004

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

BCE Place, 181 Bay Street, Suite 200
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☒	No	☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3920

The documents listed in the Exhibit List to this Form 6-K are furnished pursuant to Form 6-K and, in addition, the portions of such exhibits identified below shall be deemed filed under the Securities Exchange Act of 1934 for the purpose of being incorporated by reference as exhibits (with the numbers shown below) into the registrant's Registration Statement on Form F-9 (File No. 333-111485):

  4.6
  Audited Consolidated Financial Statements, and the Related Notes thereto, as at and for the years ended December 31, 2003 and 2002 and the Auditors' Report contained in the Registrant's 2003 Annual Report.

  4.7
  Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the Registrant's 2003 Annual Report.

  4.8
  Management Information Circular dated February 25, 2004 for the Registrant's Annual Meeting of Shareholders to be held on April 16, 2004 (excluding the sections entitled "Human Resources and Compensation Committee," "Report on Executive Compensation," "Performance Graph," "Statement of Corporate Governance Practices" and "Schedule A-Corporate Governance Guidelines," which, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference).

Exhibit List

Exhibit No.	Description
99.1	Registrant's 2003 Annual Report.
99.2	Management Information Circular dated February 25, 2004 for the Registrant's Annual Meeting of Shareholders to be held on April 16, 2004.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED (Registrant)
March 26, 2004	By:	/s/ STEPHEN K. YOUNG Stephen K. Young — Corporate Secretary

Exhibit Index

Exhibit No.	Description
99.1	Registrant's 2003 Annual Report.
99.2	Management Information Circular dated February 25, 2004 for the Registrant's Annual Meeting of Shareholders to be held on April 16, 2004.

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Exhibit List
SIGNATURES
Exhibit Index